Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Thomas S. Harman

202.739.5662

tharman@morganlewis.com

April 11, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”) – Post-Effective Amendment (“PEA”) No. 4 (File Nos. 333-161462 and 811-21449)

Dear Mr. Brown:

This letter responds to the comments we received from you on March 27, 2012 regarding the Fund’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1. Comment: Please revise the first sentence on page 9 to explain in “plain English” that leverage risk is borne by Common Shareholders, because the risk of loss is borne by them.

Response: We have revised the sentence to read “The risk of loss attributable to the Fund’s use of financial leverage is borne by Common Shareholders.”

2. Comment: Please remove the first half of the first full sentence on page 9, this is not a risk.

Response: We have removed that portion of the sentence.

3. Comment: Please remove the first sentence of the first full paragraph on page 9, this is not a risk.

Response: We have removed the sentence.

4. Comment: In the fee table on page 14, please do not combine “Interest Payments on Borrowings and Other Expenses.”

Response: We have modified the table per your request.

Mr. Kieran Brown

April 11, 2012

5. Comment: In the fee table on page 14, please add “Interest and Related Expenses from Inverse Floaters” to either “Interest Payments on Borrowings” or “Other Expenses.”

Response: We have modified the table per your request.

6. Comment: On the expense example table on page 15, please do not break this table into three separate segments, only the highest expenses should be used. You may add a footnote to the effect that shareholders may pay lower fees if shares are purchased through on of the Fund’s other offering methods, such as at-the-market-transactions.

Response: We respectfully decline to take this comment. The Fund currently expects, as disclosed in the registration statement, that these shares will be offered exclusively through at-the-market transactions. Showing only the example table for an underwriting syndicate transaction will not give shareholders accurate information on the expenses that they will pay when purchasing shares through at-the-market transactions. The other two examples will remain to show shareholders that they may pay higher fees if the Fund offers shares using those methods, at which time, and as noted in the registration statement, the Fund will file a prospectus supplement with additional information specific to those transactions.

7. Comment: Please make conforming changes to the Leverage Risk section on page 35.

Response: We have modified this section per your request.

8. Comment: On pages 1 and 2 of the SAI under (2) please delete the language “and except as otherwise described in the Prospectus” when it is reasonable to have a shareholder vote. In the meantime, please add disclosure to page 2 to the effect that the Fund may not issue senior securities simply by describing them in the Prospectus.

Response: We have added the language per your request.

9. Comment: On pages 1 and 2 of the SAI under (3) please add brief disclosure to page 2 describing borrowing under the Investment Company Act of 1940 and whether the Fund has or has pending any exemptive relief relative to this issue.

Response: We have added the language per your request.

***

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5662 or Trina Winkelmann at 202.739.5254.

Mr. Kieran Brown

April 11, 2012

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Gifford Zimmerman Kevin McCarthy

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